Shelter Acquisition Corporation I

6 Midland Street #1726

Quogue, NY 11959

May 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jason Drory

Re:	Shelter Acquisition Corporation I
Amendment No. 2 to Registration Statement on Form S-1
Filed April 29, 2021
File No. 333-253213

Ladies and Gentlemen:

This letter sets forth responses of Shelter Acquisition Corporation I (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 4, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and the Company’s response to the comment has been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently with this letter publicly filing an amendment to the Registration Statement, which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Since our sponsor, officers and directors will lose their entire investment in us if our business combination is not completed..., page 44

Staff’s comment: We note disclosure in this risk factor and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination.  Please also disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur.  For example, since your sponsor and other initial stockholders acquired a 20% stake for approximately $0.004 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses.  Please revise here and risk factors accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6, 45, 46, 83, 84 and 111 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Debbie P Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Sincerely,

/s/ Danion Fielding
Danion Fielding
Chief Financial Officer

Via E-mail:

cc:	Debbie P. Yee
Christian O. Nagler
Kirkland & Ellis LLP